[Herbalife Letter Head]

December 13, 2004

VIA FACSIMILE

U.S. Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3-9
450 Fifth Street, N.W.
Washington D.C. 20549
Attention: Jeffrey Riedler

  Re:
  Herbalife Ltd.
  Registration No. 333-119485

Dear Mr. Sir or Madam:

        In connection with the request for acceleration of Registration Statement of Herbalife Ltd. (the "Company") on Form S-1 (File No. 333-119485) transmitted to the Securities and Exchange Commission (the "SEC") on December 13, 2004, the Company hereby acknowledges:

  1.
  Should the SEC or the staff of the SEC, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing;

  2.
  The action of the SEC or the staff of the SEC, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  3.
  The Company may not assert this action as defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
Sincerely,
Herbalife Ltd.
By:	/s/ BRETT R. CHAPMAN Brett R. Chapman General Counsel